OMV Aktiengesellschaft

09046026

OMV Investor News

082-03209

April 21, 2009

OMV with its first offshore oil discovery in Libya

SUPPL

- **Successful exploration well in the offshore Sirte Basin**
- **A natural flow rate of up to 1,264 bbl/d was achieved during the test**
- **OMV strengthens its position in the North Africa core region**

OMV Aktiengesellschaft, the leading energy group in the European growth belt, announces the discovery and successful testing of oil in the A1-NC202 exploration well in Block NC202. The well is located in the offshore Sirte Basin, 40 km southwest of Benghazi. The well reached a total depth of 15,815 ft (4,820m) and tested a natural flow rate of up to 1,264 bbl/d from the Eocene Dernah Formation. This is OMV's first oil discovery in offshore Libya.

Kurt Wagner, OMV General Manager in Libya stated: "I am very pleased with this new discovery – OMV's first offshore discovery in Libya."

Block NC202 forms part of a package of exploration blocks including the neighbouring offshore block NC201, NC199 (Cyrenaica), NC200 (Murzuq Basin), NC203 and NC204 (Kufra Basin) which were awarded to Repsol and OMV in June 2003. OMV holds a 14% interest in this package. The other partners are the National Oil Corporation of Libya (65%) and Repsol which acts as operator and holds the remaining 21%.

Balanced international E&P portfolio
OMV holds a balanced international E&P portfolio in 19 countries structured around six core regions, namely CEE, North Africa, Northwestern Europe, the Middle East, Australia/New Zealand and Russia/Caspian Region. OMV's daily production volume is approximately 317,000 boe/d, and the Company's proven reserves at the end of 2008 were approximately 1.21 bn boe.

Move & More. OMV


Mediterranean Sea
TUNISIA
TRIPOLI
Benghazi
NC201
NC202
Ghadamis
NC29B,C
C103
Nafoora-Augila
NC163
C102
NC74A,B
NC199
NC74F
ALGERIA
NC186
Sabha
LIBYA
EGYPT
NC115
NC200
NC203
300
Kilometers
NIGER
CHAD
NC204

Background information:

OMV in Libya

OMV made a major step in Libya in 1985, when it acquired 25% of Occidental Petroleum's producing assets. Since then OMV has considerably expanded its operations by entering into an agreement in 1994 with the Libyan Oil Corporation (NOC), Repsol YPF (Spain) and Total (France) for the development and production of the giant Sharara field which produces around 200,000 bbl/d. In 1997, NC186 and NC187 were acquired, followed by NC190 in 1999. In 2003, OMV and Repsol were awarded Exploration Package 1 encompassing 6 blocks with a total size of approx. 70,000 km². In 2008, OMV signed an agreement with NOC revising and extending several of its existing petroleum contracts to 2032 which includes major re-developments and exploration programs in the prolific Sirte and Murzuq Basin. OMV's production in Libya amounted to 33,900 bbl/d in 2008.

OMV Aktiengesellschaft

With Group sales of EUR 25.54 bn, a workforce of 41,282 employees in 2008, and a market capitalization of approximately EUR 7 bn, OMV Aktiengesellschaft is one of Austria's largest listed industrial companies. With oil and gas reserves of approximately 1.20 bn boe, a production of around 317,000 boe/d in 2008 and an annual refining capacity of 25.8 mn t, OMV is the largest oil and gas group in Central Europe. OMV has 2,528 filling stations in 13 countries, resulting in a market share of 20% of the Group in the Refining and Marketing (R&M) business segment in the Danube Region. In Exploration and Production (E&P), OMV is active in 19 countries in six core regions. OMV sells approximately 13 bcm of gas per year. Via Baumgarten, one of the most important turntables for gas in Europe approximately 66 bcm gas is transported annually. OMV's gas trading platform, the Central European Gas Hub, is amongst the three largest hubs in Europe. As of year-end 2008, OMV holds a 36% stake in Borealis AG, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom S.A., in total 59% of EconGas GmbH and 45% of the refining network Bayernoil. OMV further strengthened its leading position in the European growth belt through the acquisition of 41.58% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV
Angelika Altendorfer-Zwerenz, Investor Relations
Tel. +43 1 40440-21600; e-mail: investor.relations@omv.com

Thomas Huemer, Press
Tel. +43 1 40440-21660; e-mail: thomas.huemer@omv.com

Homepage: www.omv.com

Next result announcement: January – March 2009 on May 8, 2009